FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2008

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                      GRUPO FINANCIERO HSBC, S.A. DE C.V.
               FOURTH QUARTER 2007 FINANCIAL RESULTS - HIGHLIGHTS

.. Net income up MXN46 million (approximately 1 per cent), to MXN5,615 million for the year ended 31 December 2007 (MXN5,569 million for the year ended 31 December 2006). For the quarter ended 31 December 2007, net income rose 45.2 per cent compared to the same period in 2006, reaching MXN1,687 million.

.. Total revenues (excluding monetary position and before loan impairment charges) up 17.5 per cent to MXN35,052 million for the year ended 31 December 2007 (MXN29,832 million for the year ended 31 December 2006).

.. Net loans and advances to customers up MXN28.7 billion, or 17.9 per cent, to MXN189.5 billion at 31 December 2007 (MXN160.8 billion at 31 December 2006).

.. Total customer deposits up MXN39.7 billion, or 17.8 per cent, to MXN262.7 billion at 31 December 2007 (MXN223.0 billion at 31 December 2006).

.. Cost efficiency ratio (excluding monetary position) improved to 58.7 per cent for the year ended 31 December 2007 (60.6 per cent for the year ended 31 December 2006).

.. Return on equity of 15.6 per cent for the year ended 31 December 2007
  (18.6 per cent for the year ended 31 December 2006).

HSBC Mexico S.A. (the bank) is Grupo Financiero HSBC, S.A. de C.V.'s (HSBC) primary subsidiary company, and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file periodic financial information on a quarterly basis (in this case for the quarter ended 31December
2007) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (generally accepted accounting principles), with figures denominated in Mexican pesos (MXN). Comparative figures are presented on an actual basis, indexed to constant MXN as of 31 December 2007.

On 8 August 2006, HSBC Panama was sold by Grupo Financiero HSBC, S.A. de C.V. to HSBC Asia Holdings BV. All comparative commentary within this report is therefore on a like-for-like basis excluding HSBC Panama, with the income statement as presented in Appendix A. The financial statements on pages 7-16 include HSBC Panama up to the date of disposal.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc (HSBC Group).

Commentary by Paul Thurston, CEO of Grupo Financiero HSBC:

"Grupo Financiero HSBC ended 2007 strongly, with net income for the fourth quarter reaching a record high MXN1,687 million, up 45.2 per cent compared with the same quarter of the prior year. Net income for the year ended 31 December 2007 reached MXN5,615 million, up by MXN46 million compared with the prior year. Strong revenue growth of 17.5 per cent, to MXN35.1 billion, despite lower earnings from trading and balance sheet management, enabled us to continue to invest in building the consumer credit portfolio and to absorb the related higher loan impairment charges.

"In 2007, Grupo Financiero HSBC, continued to expand its business presence across the personal, commercial and corporate business segments in a highly competitive environment. Credit cards lending balances were up 85.1 per cent year on year to MXN27.3 billion. Personal and payroll loans rose by 60.1 per cent to MXN8.2 billion and the commercial loan portfolio grew by 21.3 per cent to MXN73.2 billion. Customer deposits increased by 17.8 per cent compared with the same period of 2006.

"The HSBC Premier service was re-launched globally during 2007, providing seamless cross-border banking for our customers in Mexico and around the world. In addition, 293,900 new Tu Cuenta packaged products were sold during the year. Increased cross-selling activities in the branch network resulted in higher premium income for the insurance subsidiary further diversifying our sources of income.

"In our commercial business, we launched electronic account opening facilities and a new international factoring service, helping to drive an increase of 16 per cent in our base of commercial customers. This further increased our market share of international trade financing, and increased earnings from this customer segment.

"Consistent with the HSBC Group's organic growth strategy, we continued expanding our business platform during the year, with 304 new ATMs and further investment in marketing and information technology. Costs increased as we worked to improve client service by streamlining processes, modernising branches and investing in the people who will lead our future growth. The 13.7 per cent increase in costs for the year ended 31 December 2007 was exceeded by revenue growth, enabling us to record a cost efficiency improvement.

"Our aim is to become the leading financial services company in Mexico. Local talent, product knowledge and expertise combined with our extensive international network, the HSBC brand and the sharing of global best practices, represents a significant platform on which to continue building our business in Mexico.

"In the area of corporate responsibility, I am pleased to record that in February 2007 HSBC Mexico was awarded, for the second consecutive year, the 'Socially Responsible Company' certification by the Mexican Philanthropy Centre (CEMEFI) and Aliarse. In November 2007, HSBC was also awarded Latin America's first-ever Leadership in Energy and Environmental Design (LEED) Gold certificate for our headquarters building in Mexico, recognizing it as the most environmentally friendly building of its type in Latin America."

Overview

For the year ended 31 December 2007, Grupo Financiero HSBC's net income of MXN5,615 million was MXN46 million higher than the same period in 2006. Net income of MXN1,687 in the fourth quarter of 2007 was the highest recorded for a quarterly period for Grupo Financiero HSBC, and was 45.2 per cent higher than the same period of the prior year.

Net interest income (excluding monetary position) was up MXN4,406 million to MXN22,838 million for the year ended 31 December 2007, a 23.9 per cent increase compared with the same period in 2006. The growth was driven by strong performance in higher-yielding consumer lending as well as in the commercial product portfolio and in deposits, partially offset by lower balance sheet management income.

Income from fees and commissions was MXN10,999 million for the year ended 31 December 2007, an increase of 18.6 per cent compared with the same period in 2006. Increased income from credit cards, membership programmes, card acquiring, trusts, investment funds, trade services and ATM fees contributed to this strong performance.

Trading income of MXN1,215 million for the year ended 31 December 2007 was 42.9 per cent lower than the same period of the previous year, due to the more favourable market conditions that existed in 2006, coupled with a relatively flat yield curve in 2007. Trading income during the fourth quarter of 2007 continued to be driven by solid results in retail foreign exchange, offset by reduced revenue opportunities in derivatives and debt trading.

Administrative expenses of MXN20,563 million for the year ended 31 December 2007 were 13.7 per cent higher than in the same period in 2006. Personnel expenses rose in line with our strategy of investing in business growth. Other operating expenses increased largely from higher credit card servicing costs, IT platform investment and marketing costs principally associated with the HSBC Premier global relaunch and continued promotion of the highly successful Tu Cuenta product. The cost efficiency ratio (excluding monetary position) has shown constant progress, improving 1.9 percentage points to 58.7 per cent with revenue growth exceeding expense growth.

Loan impairment charges reached MXN9,486 million for the year ended 31 December 2007, driven by higher impairment charges on credit cards as HSBC continued to invest in growing its market presence, and also by higher delinquencies in self-employed and small business lending. The impairment charges are consistent with market trends, as well as, the strong organic growth strategy followed by the Group.

Additional loan impairment charges were also required in 2007, in accordance with regulatory requirements for credit card lending to create an additional reserve of MXN 400 million. Furthermore, in compliance with applicable regulations, in 2006 HSBC Mexico assigned MXN647 million of general reserves to specific reserves, which reduced the overall loan impairment charge in that year. The year-on-year growth in loan impairment charges partially reflects this lower comparative base in 2006.

Regular reviews are undertaken to improve the quality of new business, and ensure close control of customer acquisition channels, based on underwriting experience, and to improve collection strategies. HSBC's allowance for loan losses as a percentage of impaired loans was 132.0 per cent at 31 December 2007.

The bank's capital adequacy ratio for the period was 14.2 per cent, well above regulatory requirements.

Business highlights

Personal Financial Services (PFS) increased new-to-bank customers and leveraged its customer relationship management capabilities to drive strong consumer loan growth. During the year, our credit card base grew to some 619,000 cards, and card balances, an area in which HSBC has traditionally been underweight in Mexico, increased by 85.1 per cent versus 2006. This drove market share up nearly 3.5 per cent versus the prior year^, reflecting HSBC's strategy to grow the portfolio organically also led to strong loan growth in Personal and payroll loans.

Demand for mortgages remained strong and HSBC's speed of service and competitive rates, supported by marketing campaigns, fuelled growth. During the year, two mortgage portfolios totalling MXN5,901 million were securitised.

As delinquency rates have increased in consumer lending, collections activities have been reinforced and loan underwriting criteria tightened.

The HSBC Group's Premier service, which was relaunched in Mexico during the year, performed well and increased cross-sales. Fee income registered a significant increase primarily due to a rapidly growing credit card customer base and the continued sales of our bundle packages (293,900 new Tu Cuenta packages were opened in 2007). Increased cross-selling activities in the branch network resulted in higher income for the insurance company, which grew its direct premiums by 17 per cent during 2007.

Commercial Banking (CMB) in Mexico continues to leverage its two-pronged strategy to become the leading international business bank and the best bank for small businesses. Lending balances were 16.4 per cent higher than in 2006, primarily driven by commercial real estate and larger local and global CMB customers, complemented by strong volume growth in trade, factoring and deposits. Effective targetted marketing campaigns resulted in customer acquisition and increased cross-sales to existing customers. Organic growth in the small business segment led to higher delinquency; however, products with high credit losses have been restructured.

Driven by the HSBC Group's geographical presence and enhanced product capabilities, our trade services market share grew by 4.1 percentage points year-on-year, to 15.7 per cent^^ and international factoring was successfully launched during the fourth quarter of 2007. HSBC's International Banking Centre in Mexico continues to drive referrals throughout the Latin America region and globally, supporting Mexican businesses who are, or are seeking to, operate internationally. We also launched an electronic account opening service for small businesses in 2007.

Global Banking and Markets continues to join up its business across the Latin American region, and create new links to other HSBC operations, by connecting and referring regional customers to other countries in the HSBC Group. Through our global network, we are enabling major Mexican companies to access the international capital markets, as part of Global Banking & Market's emerging market-led, financing focused strategy.

Increased income received from successful mandates in debt capital markets, and an increase in activity in payments and cash management and project finance reflected HSBC's strategic investments in new transactional infrastructure and growth in its local and global distribution capabilities, as well as a growing penetration in Mexico's corporate market.

In Global Markets, trading results were driven by a strong performance in retail foreign exchange. However, these were offset by lower results in balance sheet management and reduced revenue opportunities in the positioning of derivatives and debt trading, due to a relatively flat yield curve.

About HSBC

Grupo Financiero HSBC, S.A. de C.V. is Mexico's fourth largest banking and financial services institution with 1,360 branches, 5,741 ATMs, approximately
8.6 million customers and more than 23,000 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc. Headquartered in London, UK, the HSBC Group serves over 125 million customers worldwide through 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,150 billion at 30 June 2007, HSBC is one of the world's largest banking and financial services organisations. With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC Holdings plc are held by nearly 200,000 shareholders in some 100 countries and territories. HSBC is marketed worldwide as 'the world's local bank'.

Footnote

^ Source: HSBC analysis, based on Mexican Banks Association (ABM) figures as of November 2007 for the six largest banks.

^^ Source: HSBC Analysis, based on Mexican Banking and Securities Commission
   Statistical Bulletin, figures as of September 2007.

Consolidated Balance Sheet

Figures in MXN millions                   GROUP               BANK
                                    31Dec07   31Dec06   31Dec07   31Dec06
Assets

Cash and deposits in banks           48,865    57,175    48,864    57,174

Investment in securities             76,029    59,267    75,660    58,192
  Trading securities                 42,318    13,106    42,235    12,032
  Available-for-sale securities      29,687    42,010    29,401    42,009
  Held to maturity securities         4,024     4,151     4,024     4,151

Securities and derivative operations  8,933       244     8,932       239
  Repurchase agreements                  40        71        39        66
  Derivative transactions             8,893       173     8,893       173

Performing loans
  Commercial loans                   73,188    60,321    73,188    60,321
  Loans to financial intermediaries  15,048     6,200    15,048     6,200
  Consumer loans                     48,034    36,826    48,034    36,826
  Mortgage loans                     18,337    21,347    18,337    21,347
  Loans to government entities       37,443    38,632    37,443    38,632
  Loans to Fobaproa or IPAB               -         -         -         -
Total performing loans              192,050   163,326   192,050   163,326
Impaired loans
  Commercial loans                    2,534     1,598     2,534     1,598
  Consumer loans                      4,028     1,730     4,028     1,730
  Mortgage loans                      1,463     1,145     1,463     1,145
  Immediate collection, remittances
    and other                             -        11         -        11
Total impaired loans                  8,025     4,484     8,025     4,484
Gross loans and advances to
  customers                         200,075   167,810   200,075   167,810
  Allowance for loan losses         (10,593)   (7,034)  (10,593)   (7,034)
Net loans and advances to customers 189,482   160,776   189,482   160,776
Other accounts receivable            12,093    11,339    12,005    11,213
Foreclosed assets                        82        56        82        56
Property, furniture and equipment,
  net                                 6,511     6,326     6,498     6,311
Long-term investments in equity
  securities                          3,648     2,743       154       192
Deferred taxes                          916         -       883         -
Goodwill                              2,748     2,749         -         -
Other assets, deferred charges and
  intangibles                         1,872       624     1,846       608

Total assets                        351,179   301,299   344,406   294,761

Liabilities

Deposits                            266,958   227,378   267,025   229,027
  Demand deposits                   142,525   138,819   142,592   140,468
  Time deposits                     120,189    84,156   120,189    84,156
  Bonds                               4,244     4,403     4,244     4,403

Bank deposits and other liabilities   7,608    13,455     7,608    13,455
  On demand                               -       104         -       104
  Short-term                          4,998    11,025     4,998    11,024
  Long-term                           2,610     2,326     2,610     2,327

Securities and derivative
  transactions                        9,147     6,560     9,146     6,555
  Repurchase agreements                  73        56        72        51
  Securities deliverable under loan
    transactions                          -     6,504         -     6,504
  Derivative transactions             9,074         -     9,074         -

Other accounts payable               26,317    17,453    26,164    17,292
  Income tax and employee profit
    sharing payable                   1,800     1,092     1,741     1,061
  Sundry creditors and other accounts
    payable                          24,517    16,361    24,423    16,231

Subordinated debentures outstanding   2,207     2,290     2,207     2,290

Deferred taxes                            -       577         -       630

Deferred credits                        396        20       396        20

Total liabilities                   312,633   267,733   312,546   269,269

Equity

Paid in capital                      21,466    21,466    15,883    13,533
  Capital stock                       8,210     8,210     4,272     4,079
  Additional paid in capital         13,256    13,256    11,611     9,454

Other reserves                       17,060    12,097    15,959    11,958
  Capital reserves                    1,162       875    14,077     9,496
  Retained earnings                  18,827    13,377         -         -
  Result from the mark-to-market of
    available-for-sale securities         -         -      (217)      314
  Result from translation of foreign
    operations                            -         -         -         -
  Cumulative effect of restatement   (3,989)   (3,989)   (3,602)   (3,622)
  Gains on non-monetary asset
    valuation                        (4,555)   (3,903)    1,181     1,189
  Adjustment in the employee pension      -         -      (136)        -
  Net income                          5,615     5,737     4,656     4,581
Minority interest in capital             20         3        18         1
Total equity                         38,546    33,566    31,860    25,492
Total liabilities and equity        351,179   301,299   344,406   294,761


Figures in MXN millions                          GROUP
                                         31Dec07      31Dec06
Memorandum accounts

Transactions on behalf of third parties   94,672      112,965

Customer current accounts                      8           27
  Customer bank                                1            -
  Settlement of customer securities and
    documents                                  7           27
Customer securities                       65,843       87,560
  Customer securities in custody          65,834       87,554
  Pledged customers securities and
    documents                                  9            6
Transactions on behalf of customers        2,094        2,579
  Customer repurchase transactions         2,094        2,579
Other transactions on behalf of customers 26,727       22,799
  Investment on behalf of customers, net  26,727       22,799
Other memorandum accounts                590,074      357,296
  Investment of the SAR funds              3,540        3,674
  Integrated loan portfolio              210,912      174,437
  Other memorandum accounts              375,622      179,185

Transactions for the group's own
  accounts                             1,618,882      906,913

Accounts for the group's own registry  1,618,915      906,899
  Guarantees granted                          44           52
  Irrevocable lines of credit granted     10,794        6,575
  Goods in trust or mandate              142,794       96,668
  Goods in custody or under
    administration                        54,161      116,255
  Amounts committed in transactions
    with Fobaproa                            138          162
  Amounts contracted in derivative
    operations                         1,410,856      682,967
  Securities in custody                        -        4,090
  Other contingent obligations               128          129

Repurchase/resale agreements
  Securities receivable under repos       46,971       51,749
  (less) Repurchase agreements            47,016       51,738
                                             (45)          11

  Reverse repurchase agreements            7,095        3,131
  (less) Securities deliverable under
    repos                                  7,083        3,127
                                              12            4


Figures in MXN millions                               BANK
                                             31Dec07        31Dec06
Memorandum accounts

Guarantees granted                                44             52
Other contingent obligations                     128            129
Irrevocable lines of credit granted           10,793          6,575
Goods in trust or mandate                    142,794         96,668
Goods in custody or under administration      50,216        116,255
Third party investment banking operations,
  net                                         26,727         22,799
Amounts committed in transactions with
  Fobaproa                                       138            162
Amounts contracted in derivative
  operations                               1,410,856        682,967
Investments of retirement savings system
  funds                                        3,540          3,674
Integrated loan portfolio                    210,912        174,437
Other control accounts                       375,621        179,184
                                           2,231,769      1,282,902

Securities receivable under repos             44,890         49,174
(less) Repurchase agreements                 (44,922)       (49,158)
                                                 (32)            16

Reverse repurchase agreements                  5,001            552
(less) Securities deliverable under repos     (5,002)          (552)
                                                  (1)             -

Securities deliverable under loan transactions     -              -
(less) Goods deliverable in guarantee for loan
  transactions                                     -              -
                                                   -              -

Consolidated Income Statement

Figures in MXN millions                     GROUP                  BANK

                                   31Dec07      31Dec06      31Dec07      31Dec06

Interest income                     34,014       28,931       33,817       28,046
Interest expense                   (11,176)     (10,049)     (11,110)      (9,701)
Monetary position (margin), net     (1,181)      (1,060)      (1,063)        (972)
Net interest income                 21,657       17,822       21,644       17,373

Loan impairment charges             (9,486)      (4,294)      (9,486)      (4,262)
Risk-adjusted net interest income   12,171       13,528       12,158       13,111

Fees and commissions receivable     12,187       10,558       11,435        9,605

Fees payable                        (1,188)      (1,133)      (1,229)      (1,106)

Trading income                       1,215        2,126        1,210        2,121

Total operating income              24,385       25,079       23,574       23,731

Administrative and personnel
 expenses                          (20,563)     (18,421)     (19,944)     (17,472)

Net operating income                 3,822        6,658        3,630        6,259

Other income                         4,142        2,211        4,172        2,146
Other expenses                      (1,395)      (1,109)      (1,322)      (1,084)
Net income before taxes              6,569        7,760        6,480        7,321

Income tax and employee profit
  sharing tax                       (2,730)      (1,579)      (2,676)      (1,489)
Deferred income tax                    812       (1,282)         826       (1,249)
Net income before subsidiaries       4,651        4,899        4,630        4,583

Undistributed income from
  subsidiaries                         963          839           25           (2)
Income from ongoing operations       5,614        5,738        4,655        4,581

Minority interest                        1           (1)           1            -

Net income                           5,615        5,737        4,656        4,581


Statement of Changes in Shareholders' Equity

GROUP

Figures in MXN millions
                                                               Deficit in
                                                              restatement
                                                                of stock-
                               Capital    Capital   Retained     holders'      Net   Minority    Total
                           contributed   reserves   earnings       equity   income   interest   equity

Balances at 31Dec06             21,466        875     13,377       (7,892)   5,737          3   33,566

Movements inherent to the
  shareholders' decision
  Capitalisation of retained
    earnings                         -          -      5,450            -   (5,737)         -     (287)
  Constitution of reserves           -        287          -            -        -          -      287
  Other movements                    -          -          -            -        -          -        -
Total                                -        287      5,450            -   (5,737)         -        -

Movements for the recognition of
  the comprehensive income

  Net income                         -          -          -            -    5,615          -    5,615

  Gains on non-monetary asset
    valuation                        -          -          -         (652)       -          -     (652)
  Minority interest                  -          -          -            -        -         17       17

Total                                -          -          -         (652)   5,615         17    4,980

Balances at 31Dec07             21,466      1,162     18,827       (8,544)   5,615         20   38,546


BANK

Figures in MXN millions
                                                         Results from
                                                            valuation  Deficit in
                                                                   of restatement Adjustment
                                                            available   of stock-     in the
                             Capital    Capital   Retained   for-sale    holders'  employees     Net   Minority   Total
                         contributed   reserves   earnings securities      equity    pension  income   interest  equity

Balances at 31Dec06           13,533      9,496          -        314      (2,433)         -   4,581          1  25,492

Movements inherent to
  the shareholders'
  decision
  Subscription shares          2,350          -          -          -           -          -       -          -   2,350
  Constitution of reserves         -      4,581     (4,581)         -           -          -       -          -       -
  Transfer of result of Prior
    years                          -          -      4,581          -           -          -  (4,581)         -       -
  Other movements                  -          -          -          -           -          -       -          -       -
Total                          2,350      4,581          -          -           -          -  (4,581)         -   2,350

Movements for the recognition
  of the comprehensive
  income
  Net income                       -          -          -          -           -          -   4,656          -   4,656
  Result from valuation of
    available-for-sale securities  -          -          -       (531)          -          -       -          -    (531)
  Cumulative effect of restatement -          -          -          -          20          -       -          -      20
  Adjustment in the employees
    pension                        -          -          -          -           -       (136)      -          -    (136)
  Others                           -          -          -          -          (8)         -       -         17       9

Total                              -          -          -       (531)         12       (136)  4,656         17   4,018

Balances at 31Dec07           15,883     14,077          -       (217)     (2,421)      (136)  4,656         18  31,860

Consolidated Statement of Changes in Financial Position

GROUP

Figures in MXN millions
                                           31Dec07      31Dec06
Operating activities:
Net income                                   5,615        5,737
Items included in operations not requiring
  (providing) funds:
Result from mark-to-market valuations            7         (640)
Allowances for loan losses                   9,486        4,294
Depreciation and amortisation                1,053          904
Deferred taxes                                (812)       1,282
Minority interest                               (1)           -
Undistributed income from subsidiaries, net   (953)        (839)
Adjustment in post-retirement benefits        (428)           -
Value loss estimation for foreclosed assets     21          251
Total operating items not requiring funds   13,988       10,989

Changes in items related to operations:
(Decrease) / Increase in deposits           39,579       (2,183)
(Increase) / Decrease in loan portfolio    (38,192)     (20,941)
(Increase) / Decrease in securities and
  derivative transactions, net              (6,000)       2,699
(Increase) / Decrease in financial
  instruments                              (16,871)       2,323
(Decrease) / Increase in bank deposits and
  other liabilities                         (5,847)       5,926
Funds provided by operating activities     (13,343)      (1,187)

Financing activities:
Subordinated debentures outstanding            (83)        (498)
(Decrease) / Increase in other payable
  accounts                                   8,788       (7,371)
Funds used or provided in financing
  activities                                 8,705       (7,869)

Investing activities:
(Increase) in property, furniture and
  equipment, net                            (1,825)        (763)
(Increase) / Decrease in deferred charges
  or credits, net                             (305)         100
(Increase) / Decrease in foreclosed assets     (48)         120
(Increase) in other receivable accounts     (1,494)       6,992
Funds used in investing activities          (3,672)       6,449
(Decrease) in cash and equivalents          (8,310)      (2,607)
Cash and equivalents at beginning of period 57,175       59,782
Cash and equivalents at end of period       48,865       57,175

BANK

Figures in MXN millions                       31Dec07        31Dec06
Operating activities:
Net income                                      4,656          4,581
Items included in operations not requiring
  (providing) funds:
Result from mark-to-market valuations               7           (650)
Allowances for loan losses                      9,486          4,262
Depreciation and amortisation                   1,050            880
Deferred taxes                                   (827)         1,249
Undistributed income from subsidiaries, net       (14)             2
Value loss estimation for foreclosed assets        21            251
Minority interest                                  (1)            (1)
Adjustment in post-retirement benefits           (428)             -
Total operating items not requiring funds      13,950         10,574

Changes in operating accounts:
Increase in deposits                           37,997         16,495
(Increase) in loan portfolio                  (38,192)       (33,404)
(Increase) / Decrease in securities and
  derivative transactions, net                 (6,000)         2,699
(Increase) / Decrease in financial instruments(18,108)         1,878
(Decrease) / Increase in bank deposits and
  other liabilities                            (5,847)         5,999
Funds provided by operations                  (16,200)         4,241

Financing activities:
Subordinated debentures outstanding               (83)           (96)
(Decrease) / Increase in other payable accounts 8,795         (6,395)
Contributions or reimbursements of capital
  contributed                                   2,350              -
Funds used or provided by financing activities 11,062         (6,491)

Investing activities:
(Increase) in property, furniture and
  equipment, net                               (1,155)        (1,514)
(Increase) / Decrease in deferred charges or
  credits, net                                   (310)            52
(Increase) / Decrease in foreclosed assets        (48)            77
(Increase) / Decrease in other receivable
  accounts                                     (1,659)         5,631
Funds used in investing activities             (3,172)         4,246
(Decrease) / Increase in cash and equivalents  (8,310)         1,996
Cash and equivalents at beginning of period    57,174         55,178
Cash and equivalents at end of period          48,864         57,174

Differences between Mexican GAAP and International Financial Reporting Standards
(IFRS)

HSBC Holdings plc, the parent of Grupo Financiero HSBC S.A. de C.V. reports its results under International Financial Reporting Standards (IFRS). There follows a reconciliation of the results of Grupo Financiero HSBC S.A. de C.V. from Mexican GAAP to IFRS for the year ended 31 December 2007 and an explanation of the key reconciling items.


Figures in MXN millions                                     31Dec07

Grupo Financiero HSBC - Net Income Under Mexican GAAP         5,615

Inflation                                                       988
Differences arising on the valuation of pensions and post
  retirement healthcare benefits^                               118

Differences arising on acquisition costs relating to
  long-term investment contracts^                               (30)
Differences arising from the deferral of fees received and
  paid on the origination of loans                              276

Differences arising from the recognition and provisioning
  for loan impairments^                                         656

Differences arising from purchase accounting adjustments^       (28)
Differences arising from the recognition of the present
  value in-force of long-term insurance contracts^              722
Other differences in accounting principles^                     347
HSBC Mexico net income under IFRS                             8,664
US dollar equivalent (millions)                                 793
Add back tax expense                                          1,866
HSBC Mexico profit before tax under IFRS                     10,530
US dollar equivalent (millions)                                 963
Exchange rate used for conversion                             10.93

^ Net of tax at 28 per cent.

Summary of key differences between Grupo Financiero's results as reported under Mexican GAAP and IFRS

Inflation

Mexican GAAP
Mexican GAAP Bulletin - 10 requires recognition of inflation on financial statements to reflect the current purchasing power of the currency in which such financial information is stated.

IFRS
IAS 29 'Financial Reporting in Hyperinflationary Economies' requires recognition of inflation on financial statements only if the entity's functional currency is the currency of a hyperinflationary economy. As Mexico's economy does not meet the characteristics established in this standard to be considered as hyperinflationary, no inflationary effects are included for IFRS reporting.

Retirement benefits

Mexican GAAP
Post-retirement benefit liabilities are not recognised on the balance sheet. The income statement charge is based on contributions made to the schemes.

IFRS
Obligations for defined benefit pension and post-retirement healthcare benefits are recorded on the balance sheet and the income statement based on actuarial calculations.

Acquisition costs of long-term investment contracts

Mexican GAAP
All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.

IFRS
Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract.

Fees paid and received on origination of loans

Mexican GAAP
All fees received on loan origination are deferred and amortised over the life of the loan. However, this policy was introduced 1 January 2007, all fees having previously been recognised up front.

IFRS
Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for under the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges

Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish authorised methodologies for determining the amount of provision for each type of loan.

IFRS
Loan loss provisions for collectively assessed loans are determined based on a roll-rate methodology reflecting history of losses for each category of loan, past due payments and collateral values. For individually assessed loans, loan loss provisions are calculated based on the discounted cash flow value of the collateral.

Purchase accounting adjustments
These arise from valuations made by HSBC on acquiring Grupo Financiero Bital in November 2002 on various assets and liabilities that differed from the valuation in the local Mexican GAAP books.

Recognition of present value of in-force long-term life insurance contracts

Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comision Nacional de Seguros y Fianzas).

IFRS
A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.

Appendix A:
Grupo Financiero HSBC, S.A. de C.V. (HBMX)
Consolidated income statement on a like-for-like basis

Figures in MXN millions
                       Total                               Total
                       Group      Mexico^    Panama        Group
                     31Dec07      31Dec06   31Dec06      31Dec06

Interest income       34,014       28,178       753       28,931
Interest expense     (11,176)      (9,746)     (303)     (10,049)
Monetary position
  (margin), net       (1,181)      (1,055)       (5)      (1,060)
Net interest income   21,657       17,377       445       17,822

Loan impairment
  charges             (9,486)      (4,262)      (32)      (4,294)
Risk adjusted net
  interest income     12,171       13,115       413       13,528

Fees and commissions
  receivable          12,187       10,374       184       10,558

Fees payable          (1,188)      (1,100)      (33)      (1,133)

Trading income         1,215        2,126         -        2,126

Total operating
  income              24,385       24,515       564       25,079

Administrative
  and personnel
  expenses           (20,563)     (18,081)     (340)     (18,421)

Net operating income   3,822        6,434       224        6,658

Other income           4,142        2,211         -        2,211
Other expenses        (1,395)      (1,109)        -       (1,109)
Net income before
  taxes                6,569        7,536       224        7,760

Income tax and employee
  profit sharing      (2,730)      (1,514)      (65)      (1,579)
Deferred taxes           812       (1,291)        9       (1,282)

Net income before
  subsidiaries         4,651        4,731       168        4,899

Undistributed income
  from subsidiaries      963          839         -          839
Income from ongoing
  operations           5,614        5,570       168        5,738

Minority interest          1           (1)        -           (1)
Net income             5,615        5,569       168        5,737


^ On 8 August 2006, HSBC Panama was sold by Grupo Financiero HSBC, S.A. de C.V.
  to HSBC Asia Holdings BV. Therefore, results for the twelve months ended 31 December 2006 have been restated to exclude results for HSBC Panama up until the date of disposal in order to compare on a like-for-like basis.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  27 February 2008